Zentek Provides Regulatory Update for

ZenGUARD™ Enhanced Air Filters

Guelph, ON - October 31, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company announces that it has withdrawn its submission to the Health Canada Pest Management Regulatory Agency ("PMRA") for its ZenGUARD™ Enhanced Air Filters. Based on feedback received from PMRA, and continued analysis of the Canadian regulatory environment, the Company believes there are other, more cost-effective, and timely pathways, to bring ZenGUARD™ Enhanced Air Filters to market in Canada. The Company has been evaluating and planning for these potential alternative options in parallel with the PMRA assessment process over the last several months and will now shift its focus to these other pathways.

"Our top priority as a Company is ensuring we do everything we can to create value for our stakeholders as quickly and effectively as possible, which is why we are shifting our focus to pursue other pathways to market in Canada for ZenGUARD™ Enhanced Air Filters," said Greg Fenton, CEO of Zentek.

"Importantly, we know that one of the biggest challenges facing society is climate change and building decarbonization. Buildings contribute nearly 40% of global energy-related CO2 emissions1,2,3 - and ZenGUARD™ Enhanced Air Filters are one of the only tools in the toolbox to help control infectious aerosols without significantly increasing energy consumption and emissions. The sooner we can bring ZenGUARD™ Enhanced Air Filters to market, the sooner we can do our part to help reduce emissions while keeping people safe indoors - not only in Canada, but globally as well."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent antimicrobial activity and to significantly increase the viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

  Global Status Report, UN Environment Programme, 2017
  Built Environment, Climate Group. Retrieved, 30 October 2024
  Bringing embodied carbon upfront, World Green Building Council. Retrieved, 30 October 2024

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

  Global Status Report, UN Environment Programme, 2017
  Built Environment, Climate Group. Retrieved, 30 October 2024
  Bringing embodied carbon upfront, World Green Building Council. Retrieved, 30 October 2024